SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 1, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis announces proposals for shareholder approval at next Annual General Meeting

•                  Dividend payment for 2007 rises 19% to CHF 1.60 per share from 2006, represents a payout ratio of 49% of net income from continuing operations

•                  New CHF 10 billion sixth share repurchase program proposed for approval

•                  Ann Fudge recommended for election to the Board of Directors

Basel, February 1, 2008 — The Novartis Board of Directors is recommending the approval of a 19% increase in the dividend payment for 2007, the creation of a new CHF 10 billion sixth share repurchase program and the election of Ann Fudge as a new Board member. Shareholders will vote on these and other proposals at the next Annual General Meeting scheduled for February 26, 2008.

The Board of Directors has proposed a dividend payment of CHF 1.60 per share for 2007, a 19% rise from CHF 1.35 in 2006. This marks the eleventh consecutive higher payout per share since the creation of Novartis in December 1996 and represents a payout ratio of 49% of net income from continuing operations. The payment date for the 2007 dividend has been set for February 29, 2008.

A new CHF 10 billion share repurchase program has been proposed for approval along with the cancellation of 85.3 million shares repurchased in 2007 and a corresponding reduction of 3.1% in the Group’s registered share capital.

Ann Fudge has been proposed for election to the Board of Directors for a three-year term beginning after her election at this Annual General Meeting. She is former Chairman and CEO of Young & Rubicam Brands. Before that, she served as President of the Beverages, Desserts and Post Division of Kraft Foods. She serves on the Board of Directors of General Electric and on the Board of Overseers of Harvard University. Ann Fudge is also a Trustee of the Rockefeller Foundation and of Morehouse College, and Chair of the US Programs Advisory Panel of the Gates Foundation. She meets the independence criteria for members of the Board of Directors.

Board members proposed for re-election at the Annual General Meeting for three-year terms are Ulrich Lehner, Ph.D., Alexandre F. Jetzer and Pierre Landolt. Peter Burckhardt, M.D., has been proposed for re-election to the Board for a one-year term  (as he will reach the age limit in 2008).

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will,” “may,” “expected” or similar expressions, or by express or implied discussions regarding any proposals at, and approvals and implementation of approvals following, the Annual General Meeting (including, but not limited to, future dividend payments (and calculations and metrics regarding such payments), share repurchase programs, changes in capital structure, board composition), potential future revenue, results or financial condition of Novartis or Novartis’ future strategic initiatives. Such forward-looking statements reflect the current views of Novartis regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results of the Annual General Meeting and the following implementation of the approvals of the Annual General Meeting to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any of the recommendations or proposals discussed herein will be approved or that the implementation of approvals (if any) will follow the description provided herein or materialize at all. In particular, management’s expectations regarding the proposals, approvals or implementation of the approvals (if any) at the Annual General Meeting could be affected by, among other things, unexpected changes or events in the political, economic, industry or environment, unexpected changes in the Novartis strategy, financial condition or business generally and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 79 596 1408 (mobile) john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Jill Pozarek	+1 212 830 2445
Katharina Ambuehl	Edwin Valeriano	+1 212 830 2456
Pierre-Michel Bringer
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis
Isabella Zinck

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 1, 2008	By:	/s/	MALCOLM B. CHEETHAM

		Name:		Malcolm B. Cheetham
		Title:		Head Group Financial
Reporting and Accounting